UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation

(Name of Subject Company)

EDAC Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Glenn L. Purple

Vice President, Finance, Chief Financial Officer and Secretary

EDAC Technologies Corporation

5 McKee Place

Cheshire, CT 06410

(860) 677-2603

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.

Matthew J. Guanci, Jr.

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2013, and amended on March 29, 2013 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), relating to the tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability Company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on March 26, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.0025 par value per share, of the Company (the “Shares”) at a price of $17.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as described below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

On April 7, 2013, MidOcean and PSP notified the Company that they were withdrawing their unsolicited acquisition proposal to acquire all of the outstanding shares of the Company’s common stock at $18.25 per share. As a result of MidOcean’s and PSP’s withdrawal, the Company is no longer in discussions with MidOcean and PSP regarding their acquisition proposal. MidOcean’s and PSP’s withdrawal of their acquisition proposal was the subject of a press release issued today by the Company. A copy of this press release is filed as Exhibit (a)(5)(G).

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the first paragraph under the subsection entitled “Antitrust Laws”, and replacing it with the following sentence:

On March 29, 2013, early termination of the waiting period under the HSR Act applicable to the Offer was granted. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add as the third paragraph of the Section entitled “Litigation” the following:

On April 2, 2013, the plaintiffs in Friedman v. EDAC Techs. Corp. et al., filed an amended complaint (the “Amended Complaint”). The Amended Complaint adds allegations that the Schedule 14D-9 omits material information related to the opinion of Stifel, Nicolaus and Company and allegations related to the MidOcean/PSP Proposal (as defined herein). The foregoing description is qualified in its entirety by reference to the Amended Complaint, which is filed as Exhibit (a)(5)(H).

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add as the penultimate paragraph of the Section entitled “Litigation” the following:

On March 29, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Phillip Randle v. EDAC Technologies Corporation et al. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), Greenbriar, Parent and Purchaser (collectively and with the Individual Defendants, the “Defendants”).

The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Greenbriar, Parent and Purchaser. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties by undervaluing the Company, by failing to maximize value to the Company’s shareholders, by agreeing to deal terms that unduly restrict the ability of other potential acquirers to bid successfully for the Company, and by ignoring certain conflicts of interests of the Individual Defendants. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(I).

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description

(a)(5)(G)	Press Release Issued by EDAC Technologies Corporation, dated April 8, 2013

(a)(5)(H)	Amended Class Action Complaint dated April, 2013 (Friedman v. EDAC Technologies Corporation, et al.)

(a)(5)(I)	Class Action Complaint dated March 29, 2013 (Randle v. EDAC Technologies Corporation, et al.)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

EDAC Technologies Corporation

By:	/s/ Glenn L. Purple
Name:	Glenn L. Purple

Title:	Vice President, Finance, Chief Financial Officer and Secretary

Dated: April 8, 2013